September 24, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Submitted August 30, 2019
           File No. 333-225254

Dear Ms. Chin:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed 8/30/2019

Use of Proceeds, page 19

1. Revise your disclosures to discuss your plan to use the proceeds from this offering to refund common stock subscriptions, including to those 45 individuals and entities that you have not heard from regarding their investments in Gofba.
 Anna Chin
Gofba, Inc.
September 24, 2019
Page 2

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-
3735 with any other questions.



                                                           Sincerely,

FirstName LastNameAnna Chin                                Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameGofba, Inc.
                                                           and Services
September 24, 2019 Page 2
cc:       Craig Butler
FirstName LastName